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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                             Blyth Industries, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   09643P 10 8
                                 (CUSIP Number)


             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.     09643P 10 8

         1.       Names of Reporting Persons.
                  I.R.S. Nos. of above persons (entities only).

                                 Chieftain Capital Management, Inc.   13-3194313

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  a.       Not Applicable

                  b.       Not Applicable


         3.       SEC Use Only


         4.       Citizenship or Place of Organization         New York


Number of                  5.  Sole Voting Power                        -0-
Shares Bene-
ficially Owned             6.  Shared Voting Power               4,257,225
By Each
Reporting                  7.  Sole Dispositive Power                   -0-
Person With:
                           8.  Shared Dispositive Power          4,257,225


         9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                                 4,257,225


         10.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)        Not Applicable


         11.      Percent of Class Represented by Amount in Row (11)      8.9%



         12.      Type of Reporting Persons (See Instructions)

                                 IA, CO





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ITEM 1.

                  (a)      Blyth Industries, Inc.

                  (b)      100 Field Point Road
                           Greenwich, Connecticut 06830

ITEM 2.

                  (a)      Chieftain Capital Management, Inc.

                  (b)      12 East 49th Street
                           New York, New York 10017

                  (c)      New York

                  (d)      Common Stock

                  (e)      09643P 10 8

ITEM 3. If this statement is filed pursuant to Sections 240.13d-(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a)      [ ]

                  (b)      [ ]

                  (c)      [ ]

                  (d)      [ ]

                  (e)      [X]

                  (f)      [ ]

                  (g)      [ ]

                  (h)      [ ]

                  (i)      [ ]

                  (j)      [ ]




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ITEM 4.           Ownership

                  (a)      4,257,225

                  (b)      8.9%

                  (c)
                           (i)      -0-

                           (ii)     4,257,225

                           (iii)    -0-

                           (iv)     4,257,225

ITEM 5.           Ownership of Five Percent or Less of a Class

                           Not Applicable

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Chieftain Capital Management, Inc. ("Chieftain") has investment discretion with respect to the securities to which this statement relates. Chieftain's clients are the direct owners of such securities, and Chieftain does not have any economic interest in such securities. Such clients have the sole right to receive dividends from, and the proceeds from the sale of, such securities. No such client has an interest that relates to more than 5% of the class.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                                    Not Applicable

ITEM 8.           Identification and Classification of Members of the Group

                                    Not Applicable

ITEM 9.           Notice of Dissolution of Group

                                    Not Applicable

ITEM 10.          Certification



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                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 14, 2000
                                   --------------------------------------
                                                   Date

                                   /s/  John M. Shapiro
                                   --------------------------------------
                                                 Signature

                                        John M. Shapiro/Managing Director
                                   --------------------------------------
                                                 Name/Title












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